UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2008

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

MATERIAL EVENT

CORPORATE NAME

:

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

:

00124

TAXPAYER I.D.

:

91.144.000-8

______________________________________________________________________

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and General Rule No. 30 of the Superintendency of Securities and Insurance:

Embotelladora Andina S.A. announces that Mr. Pedro Pellegrini, Corporate Legal and Communications Manager, will leave his position as of July 31, 2008, after 13 years of outstanding performance at the Company.  Mr. Pellegrini's decision was internally communicated some months ago and is based on his interest in dedicating himself to private practice and corporate advisor roles and in this sense Mr. Pellegrini will continue as an external advisor of Andina.

We will timely inform the name of the new Corporate Legal Officer.

Santiago, July 11, 2008

Jaime García Rioseco

Chief Executive Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, July 14, 2008